FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version

of a news release issued in Germany by HSBC Trinkaus & Burkhardt, an 80.4 per cent indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT AG
2010 INTERIM RESULTS

-   -  Pre-tax profit for the six months ended 30 June 2010 increased by 24.6 per cent to €114.6 million from €92.0 million in the first half of 2009.
-  Operating profit for the six months ended 30 June 2010 increased by 12.7 per cent to €119.4 million from €105.9 million in the first half of 2009.

-   -  Net trading income for the six months ended 30 June 2010 increased by 33.3 per cent to €78.9 million from €59.2 million in the first half of 2009.

-   -  Net fee income in the period increased by 13.9 per cent to €196.5 million from €172.5 million in the first half of 2009.

-   -  Return on equity before tax in the first half of 2010 increased to 23.1 per cent compared with 19.2 per cent for the same period in 2009.

Overview

HSBC Trinkaus und Burkhardt AG ('HSBC Trinkaus' or 'the bank') reported strong profit growth in the first half of 2010 despite the continuing challenging economic environment. Pre-tax profit increased by 24.6 per cent to €114.6 million from €92.0 million in the same period in 2009. Operating profit grew by 12.7 per cent to €119.4 million (first half of 2009: €105.9 million) and the return on equity before tax increased to 23.1 per cent (first half of 2009: 19.2 per cent).

HSBC Trinkaus is well positioned to generate further growth in all its core business lines. The rights issue at the beginning of July generated net proceeds of approximately €150 million which will be used to support the bank's growth strategy.

In its 225th year, HSBC Trinkaus continues to benefit from its sustainable business model which is clearly focused on three target groups: high net worth individuals, corporate clients and institutional clients. It is supported by risk-aware trading operations and the bank's ability to adapt to market changes. With a "AA" Fitch Rating last confirmed in December 2009, the bank remains the highest rated private commercial bank in Germany.

Financial commentary

Net interest income decreased by 11.9 per cent to €65.0 million (first half of 2009: €73.8 million) as deposit margins declined due to the lower level of interest rates.

Net loan impairment and other credit risk provisions were €2.0 million (first half of 2009: €0.1 million) of which net charges of €1.9 million resulted from individually assessed impairments. These low levels of impairments reflect the bank's conservative risk appetite.

Net fee income rose by 13.9 per cent to €196.5 million (first half of 2009: €172.5 million), due to the very strong result in Investment Banking as well as significant growth in the securities business.

Net trading income grew by 33.3 per cent to €78.9 million (first half of 2009: €59.2 million). This was largely due to gains on bond holdings. There was also a significant growth in trading in equities and equity/index-linked derivatives.

The moderate loss from financial assets of €1.9 million was well below the loss of €20.5 million recorded in the comparable period of the previous year.

Net other income, at €6.0 million, was significantly lower than the prior-year level of €11.5 million largely due to the non-recurrence of one off gains achieved in the first half of 2009.

Administrative expenses of €228.1 million were 11.3 per cent higher (first half of 2009: €204.9 million), mainly reflecting higher headcount and other expenses necessary to drive revenue growth. Based on the increase in revenues, the cost:income ratio in the period fell to 66.2 per cent from 69.0 per cent, towards the lower end of the bank's target range of 65 per cent to 70 per cent.

Total assets increased by 13.4 per cent to €21.2 billion (31 December 2009: €18.7 billion). The bank's main source of financing is from customer deposits of approximately €10.5 billion, reflecting clients' clear confidence in the bank.

The bank's capital ratio stood at 14.3 per cent (31 December 2009: 14.8 per cent). Its tier 1 ratio was 9.7 per cent and includes no hybrid capital components (31 December 2009: 10.4 per cent). As a result of the rights issue in July, the tier one ratio was 11.6  per cent on a pro-forma basis as at 30 June 2010.

Customer Groups

In Private Banking, pre-tax profit increased due to higher revenues in the securities and asset management business. The Corporate Banking business also improved its results as higher fee income was generated in Investment Banking and international business, and net interest income in the lending business increased. Institutional Clients and Global Markets again performed well, but were not able to repeat the extremely good results reported the previous year.

Outlook

These positive results and the benefit of being part of the HSBC Group demonstrate that HSBC Trinkaus is in a good position to pursue its growth strategy of increasing market share across all its operating divisions by growing its client base significantly and expanding its product offering selectively.

In the Corporate Banking business, the bank will use the advantages of HSBC's international network to grow its share of small and medium-sized customers, capturing the considerable business potential in the heavily export-oriented German market. The bank offers the breadth and depth of HSBC's global trading expertise to institutional clients for sophisticated transactions.

HSBC Trinkaus is well placed for organic growth and has been strengthened further by its recent rights issue. As a member of the HSBC Group, the bank offers its clients the continuity, professionalism and individuality of a private bank with the international service capacity and capital strength of a global financial services provider.

Media enquiries to: Adrian Russell on +44 (0)20 7991 1678 or adrian.russell@hsbc.com ends/more

Notes to editors:

1.  HSBC Trinkaus und Burkhardt AG
HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,295 employees HSBC Trinkaus can be found in six locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €21.2 billion and €107.0 billion in funds under management and administration, the bank is the best rated private commercial bank in Germany with a "AA" Fitch Rating last confirmed in December 2009. The bank's central target groups are wealthy private clients, corporate clients and institutional clients. HSBC Trinkaus' press releases can be found at www.hsbctrinkaus.de
(all figures as at 30 June 2010).

2.  HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, North America, Latin America and the Middle East. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 12 August, 2010